Exhibit 99.1

News Release

For immediate release
Calgary, Alberta
November 15, 2010 TSX: OPC

OPTI Canada to Present at Bank of America Merrill Lynch Credit Conference and
Provide New Corporate Presentation and Update

CONFERENCE PRESENTATION
OPTI Canada Inc. (OPTI) announced today that Chris Slubicki, President and CEO of OPTI, will present an overview of the Company at the Bank of America Merrill Lynch Credit Conference. The presentation will take place on Wednesday, November 17 at 5:20 p.m. Eastern Time, from the Marriott Marquis Hotel in New York.

The presentation will be audio broadcast via live and archived webcast. The webcast will be located under “Presentations and Webcasts” within the Investors section of the OPTI website (www.opticanada.com), and will be available for replay through Friday, December 3, 2010.

The webcast may also be accessed at: http://www.veracast.com/webcasts/bas/credit2010/id16798160.cfm.

NEW CORPORATE PRESENTATION AND UPDATE
OPTI has updated its corporate presentation, available on its website. The new presentation includes October 2010 average bitumen production rates of approximately 29,000 barrels per day (bbl/d) (10,200 bbl/d, net to OPTI) for The Long Lake Project (the Project).

Nexen Inc., our joint venture partner and operator of the Project, announced today that it expects annual bitumen production volumes for the Project in 2011 to average between 38,000 and 45,000 bbl/d (approximately 13,000 to 16,000 bbl/d, net to OPTI).

OPTI intends to announce its 2011 capital program in early December.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, plans for 72,000 barrels per day (on a 100 percent basis) of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected increase in production and improved operational performance of the Project and expectations regarding the timing of OPTI’s 2011 capital program press release. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For further information please contact:
Krista Ostapovich, Investor Relations (403) 218-4705

OPTI Canada Inc.
Suite 2100, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425